SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1 )

Papa Murphys Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

698814100
(CUSIP Number)

Misada Capital Flagship Fund LP
200 S. Dwight Place
Englewood, NJ 07631
(347)452-3481


September 15, 2017
(Date of Event Which Requires Filing of This Statement)










If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)



1
NAME OF REPORTING PERSONS

MISADA CAPITAL FLAGSHIP FUND LP
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF
A GROUP*(a)
(b)
3
SEC USE ONLY

4
SOURCE OF FUNDS
 WC
5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
 2(d) OR 2(e)
6
CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


SOLE VOTING POWER

-0-

8
SHARED VOTING POWER

1,393,040

9
SOLE DISPOSITIVE POWER

-0-

10
SHARED DISPOSITIVE POWER

1,393,040
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,393,040
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.3%
14
TYPE OF REPORTING PERSON

OO













1
NAME OF REPORTING PERSONS

MISADA CAPITAL HOLDINGS LLC
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*(a)
(b)
3
SEC USE ONLY

4
SOURCE OF FUNDS
WC
5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
 2(d) OR 2(e)
6
CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


SOLE VOTING POWER

-0-

8
SHARED VOTING POWER

1,393,040

9
SOLE DISPOSITIVE POWER

-0-

10
SHARED DISPOSITIVE POWER

1,393,040
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,393,040
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.3%
14
TYPE OF REPORTING PERSON

IA










1
NAME OF REPORTING PERSONS

NOAH A. ELBOGEN
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)
(b)
3
SEC USE ONLY

4
SOURCE OF FUNDS
WC
5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6
CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH
7
SOLE VOTING POWER

7,175

8
SHARED VOTING POWER

1,393,040

9
SOLE DISPOSITIVE POWER

7,175

10
SHARED DISPOSITIVE POWER

1,393,040
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,400,215
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.3%
14
TYPE OF REPORTING PERSON

IN











The following constitutes the Schedule 13D filed by the undersigned (the
Schedule 13D).
Item 1.	Security and Issuer.
This statement relates to the common stock, par value $0.01 per share (the Shares), of Papa Murphy Holdings, Inc., a Delaware corporation (the Issuer)
The address of the principal executive offices of the Issuer is 8000 NE Parkway Drive, Suite 350, Vancouver, Washington 98662.
Item 2.	Identity and Background.
(a)	This statement is filed by:
(i)	Misada Capital Flagship Fund LP, a Delaware limited partnership
(Misada Capital Flagship Fund);
(ii) 	Misada Capital Holdings LLC, a Delaware limited liability company
(Misada Capital Holdings) that serves as the general partner of Misada
Capital Flagship Fund;
(iii)	Noah A. Elbogen, who serves as the managing member of Misada Capital
Holdings.
Each of the foregoing is referred to as a Reporting Person and collectively as the Reporting Persons. Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
       (b)	The address of the principal office of each of the Reporting
		Persons is: 200 S. Dwight Place, Englewood, NJ 07631.

(c)	The principal business of each of Misada Capital Flagship Fund and
Misada Capital Holdings is investing in securities. The principal occupation of Mr. Elbogen is serving as the managing member of Misada Capital Holdings.
       (d)	No Reporting Person has, during the last five years, been
convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Noah A. Elbogen is a citizen of the United States of America.
Item 3.	Source and Amount of Funds or Other Consideration.
The Shares purchased by each of Misada Capital Flagship Fund and Misada
Capital Holdings LLC were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 1,393,040 Shares directly owned by Misada Capital Flagship Fund and Misada Capital Holdings is approximately $ 6,957,883, including brokerage commissions. 7,175 Shares directly owned by Noah A. Elbogen were purchased with personal funds and is approximately $ 31,721, including brokerage commissions.

Item 4.		Purpose of Transaction.

The Issuer is the franchisor and operator of a large fast food restaurant company that the Reporting Persons believe has a differentiated offering, compelling value proposition, and significant growth opportunity.The
Reporting Persons believe that the Issuers Common Stock is undervalued and is an attractive investment.
The Reporting Persons intend to engage in discussions with the Issuer and Issuers management and board of directors, other stockholders of the Issuer and other interested parties that may relate to the governance and board composition, business, operations, cost structure, management, assets, capitalization, financial condition, strategic plans, and the future of the Issuer. The Reporting Persons intend to review their investments in the Issuer on a continuing basis.Depending on various factors described herein, including, without limitation, the Issuers financial position and strategic direction, actions taken by the board of directors, price levels of shares of Common Stock, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, tax considerations for investors in the Misada Capital Flagship Fund market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common
Stock or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D, either themselves or together with other stockholders of the Issuer and other interested parties.

Item 5.	Interest in Securities of the Issuer.
The aggregate percentage of Shares reported owned by each person named herein is based upon 16,948,969 Shares outstanding, as of August4 2017, which is the total number of Shares outstanding as reported in the Issuers Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 9 2017.
A.	Misada Capital Flagship Fund
(a)	As of the close of business on September 15, 2015, Misada Capital
Flagship Fund directly owned 1,393,040 Shares.
Percentage: Approximately 8.3%
(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,393,040
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,393,040

(c)	The transactions in the Shares by Misada Capital Flagship Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
B. 	Misada Capital Holdings
(a)	Misada Capital Holdings, as the general partner of Misada Capital
Flagship Fund, may be deemed the beneficial owner of the 1,393,040 Shares owned by Misada Capital Flagship Fund.
Percentage: Approximately 8.3%
(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,393,040
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,393,040

(c)	Misada Capital Holdings has not entered into any transactions in the
Shares during the past 60 days. The transactions in the Shares on behalf of Misada Capital Flagship Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
C.	Mr. Noah A. Elbogen
(a)	Mr. Noah A. Elbogen, as managing member of Misada Capital Holdings, may be deemed the beneficial owner of the 1,393,040 Shares owned directly by Misada Capital Flagship Fund and of the same 1,393,040 Shares owned indirectly by Misada Capital Holdings. Mr. Noah A. Elbogen owns directly 7,175 Shares.
Percentage: Approximately 8.3%
(b)	1. Sole power to vote or direct vote: 7,175
2. Shared power to vote or direct vote: 1,393,040
3. Sole power to dispose or direct the disposition: 7,175
4. Shared power to dispose or direct the disposition: 1,393,040
(c)	Mr. Noah A. Elbogen has not entered into any transactions in the Shares during the past 60 days.
The transactions in the Shares on behalf of Misada Capital Flagship Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
The Reporting Persons, as members of a group for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.
(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect
to Securities of the Issuer.
On September 15, 2017, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. A copy of this agreement is attached as exhibit 99.2 hereto and is incorporated herein by reference.
Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

SIGNATURES
After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated:  September 15, 2017


Misada Capital Flagship Fund LP



By:
Misada Capital Holdings LLC



By:
/s/
Noah A.Elbogen


Name:
Noah A. Elbogen


Title:
Managing Partner


Misada Capital Holdings LLC



By:
/s/ Noah A. Elbogen


Name:
Noah A.
Elbogen


 Title:
Managing Member


Noah A. Elbogen



By:
Noah A. Elbogen



By:
/s/ Noah A. Elbogen


Name:
Noah
A. Elbogen


Title:
Individual









SCHEDULE A
Transactions in the Shares During the Past Sixty Days

DATE
QUANTITY
PRICE

9/15/2017
24,810
5.28

9/14/2017
2,289
5.20

9/12/2017
25,100
5.28

9/11/2017
176,100
5.28

9/8/2017
63,930
5.31

9/7/2017
91,000
5.27

9/6/2017
100,480
5.28

9/5/2017
71,186
5.29

8/31/2017
6,480
5.15

8/22/2017
1,800
4.59

8/11/2017
7,200
4.01

8/9/2017
3,600
4.05

8/8/2017
21,813
4.24

8/7/2017
9,610
4.19

8/4/2017
27,500
4.22

8/3/2017
1,000
4.19

7/28/2017
18,900
4.40

7/27/2017
15,500
4.38

7/26/2017
6,400
4.35
7/24/2017
100
4.35

7/20/2017
900
4.29

7/19/2017
70,501
4.25

7/18/2017
50,800
4.19

7/17/2017
28,805
4.21

7/14/2017
50,000
4.24

7/13/2017
70,200
4.24













Exhibit 99.1

JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto) with respect to the shares of Common Stock, $0.01 par value, of Papa Murphys Holdings, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.
Dated:  September 15, 2017


Misada Capital Flagship Fund LP



By:
Misada Capital Holdings LLC



By:
/s/
Noah A. Elbogen


Name:
Noah A. Elbogen


Title:
Managing Partner


Misada Capital Holdings LLC



By:
/s/ Noah A. Elbogen


Name:
Noah A.
Elbogen


Title:
Managing Member


Noah A. Elbogen



By:
/s/ Noah A. Elbogen


Name:
Noah A. Elbogen


Title:

Individual